SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2011

CAMELOT INFORMATION SYSTEMS INC.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +(86-10) 5810-0888

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

An announcement on the fourth quarter and full year 2010 unaudited financial results of Camelot Information Systems Inc. (the “Registrant”), made by the Registrant on March 4, 2011.

CAMELOT INFORMATION SYSTEMS INC.
ANNOUNCES FOURTH QUARTER AND FULL YEAR 2010
UNAUDITED FINANCIAL RESULTS

Net revenues and adjusted net income attributable to Camelot exceeded guidance
Net revenues increased 49% YoY in fourth quarter 2010 and 63% YoY in full year 2010
Adjusted net income attributable to Camelot increased 66% YoY in fourth quarter 2010 and 71% YoY in full year 2010

BEIJING — March 4, 2011 — Camelot Information Systems Inc. (NYSE: CIS, the “Company” or “Camelot”), a leading domestic provider of enterprise application services and financial industry information technology services in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2010.

FOURTH QUARTER 2010 FINANCIAL AND OPERATING HIGHLIGHTS

•	Net revenues increased 49.3% year-over-year to US$60.0 million, compared to US$40.2 million in the fourth quarter 2009.
•
Adjusted operating income1 increased 70.3% year-over-year to US$12.8 million from US$7.5 million in the fourth quarter 2009. U.S. GAAP operating income increased 67.0% year-over-year to US$8.9 million from US$5.3 million in the fourth quarter 2009.

•
Adjusted net income1 attributable to Camelot increased 66.0% year-over-year to US$11.2 million from US$6.7 million in the fourth quarter 2009. U.S. GAAP net income attributable to Camelot increased 60.0% year-over-year to US$7.3 million from US$4.6 million in the fourth quarter 2009.

•
Adjusted diluted earnings per share1 was US$0.06, as compared to diluted earnings per share of US$0.05 in the fourth quarter 2009. U.S. GAAP diluted earnings per share was US$0.04 in the fourth quarter 2010, compared to US$0.03 in the fourth quarter 2009. Adjusted diluted earnings per American Depositary Share (“ADS”)2 was US$0.24, as compared to diluted earnings per ADS2 of US$0.20 in the fourth quarter 2009. U.S. GAAP diluted earnings per ADS2 was US$0.15 in the fourth quarter 2010, as compared to US$0.13 in the fourth quarter 2009.

•
Employees totalled 3,718, including 3,162 information technology (IT) professionals, as of December 31, 2010, representing a 29.9% increase in total employees and a 28.9% increase in IT professionals compared to December 31, 2009.

FULL YEAR 2010 FINANCIAL HIGHLIGHTS

•	Net revenues increased 63.4% year-over-year to US$192.9 million, compared to US$118.0 million in 2009.
•
Adjusted operating income1 increased 72.6% year-over-year to US$ 35.7 million from US$20.7 million in 2009. U.S. GAAP operating income increased 49.6% year-over-year to US$22.8 million from US$15.2 million in 2009.

_________________________
1  For more information about the adjusted (i.e. non-GAAP) financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.
2  One American Depositary Share (“ADS”) is equivalent to four ordinary shares.

•
Adjusted net income1 attributable to Camelot increased 71.0% year-over-year to US$31.5 million from US$18.4 million in 2009. U.S. GAAP net income attributable to Camelot increased 43.4% year-over-year to US$18.6 million from US$13.0 million in 2009.

•
Adjusted diluted earnings per share1 was US$0.19, as compared to adjusted diluted earnings per share of US$0.14 in 2009. U.S. GAAP diluted earnings per share was US$0.11 in 2010 compared to US$0.10 in 2009. Adjusted diluted earnings per ADS2 was US$0.76, as compared to diluted earnings per ADS of US$0.55 in 2009. U.S. GAAP diluted earnings per ADS2 was US$0.45 in 2010, as compared to US$0.39 in 2009.

Mr. Simon Ma, Camelot’s Chairman and Chief Executive Officer (“CEO”), said, “We are pleased to report strong results exceeding our guidance across the board.  Our robust fourth quarter performance reflects the normal seasonal trend in our sector whereby the second half is typically stronger than the first half as the pace of project delivery tends to intensify in the latter part of the year.  2010 has been a transformative year for Camelot, driven by increasing domestic demand for IT services and our ability to leverage our leading position and publicly listed status in a fragmented market.  Looking ahead, we believe the demand for IT services in China will remain strong and we expect to continue gaining market share in each of our segments as we deepen our customer relationships and drive further organic growth.”

Mr. Gordon Lau, Chief Financial Officer, concluded, “The continued growth of our business and focus on higher value-added solutions and services allowed us to deliver healthy margin expansion in the fourth quarter and full year. Furthermore, we believe additional margin enhancement is attainable given the growing scalability of our business and increasing operational leverage.  In light of our strong performance and the continuing demand for our IT services in China, we expect to achieve 2011 full-year net revenue of approximately US$250 million and adjusted net income attributable to Camelot of approximately US$42 million.”

FOURTH QUARTER FINANCIAL RESULTS

Net Revenues

Net revenues for the fourth quarter 2010 increased 49.3% to US$60.0 million from US$40.2 million in the fourth quarter 2009.

Net Revenues by Service Line

	Three Months Ended December 31, 2010		Three Months Ended December 31, 2009
	(in thousands, except percentage)
Enterprise application services	37,756	62.9%	26,203	65.2%
Financial industry IT services	22,255	37.1%	13,987	34.8%
Total net revenue	60,011	100.0%	40,190	100.0%

Enterprise Application Services (EAS) revenues increased 44.1% year-over-year to US$37.8 million in the fourth quarter 2010, as Camelot extended its leadership within mainland China’s rapidly growing EAS market. Within the Financial Industry IT Services (FIS) segment, demand for customized solutions and services resulted in revenue of US$22.3 million in the fourth quarter, equating to year-over-year revenue growth of 59.1%, due to organic growth combined with the contribution from Tansun, a customized solutions provider acquired during the fourth quarter 2009..  EAS and FIS accounted for 62.9% and 37.1% of total net revenues, respectively, in the fourth quarter 2010, as compared to 65.2% and 34.8%, respectively, in the same period of the previous year, in a continuation of the trend towards a more balanced contribution from the two service lines.

Gross Profit and Gross Margin

Adjusted gross profit1 increased 76.0% to US$20.7 million, from US$11.8 million in the fourth quarter 2009, as revenue from both the EAS and FIS business lines rose during the quarter. U.S. GAAP gross profit was US$20.3 million, compared to US$11.5 million for same period in the previous year. The difference between adjusted and GAAP gross profit represents US$0.4 million in share-based compensation and the amortization of intangible assets relating to the customized solutions acquisitions of Agree and Tansun. Adjusted gross margin1 in the fourth quarter 2010 improved to 34.5%, as compared to 29.3% in the fourth quarter 2009, reflecting the Company’s increased focus on higher-margin products and services. U.S. GAAP gross margin for the fourth quarter 2010 was 33.9%, compared to 28.7% in the fourth quarter 2009.

Operating Expenses

Adjusted operating expenses1 were US$8.1 million in the fourth quarter 2010, an 88.5% year-over-year increase compared to the same period of 2009. U.S. GAAP operating expenses increased 85.9% to US$11.6 million from US$6.2 million in the fourth quarter 2009. The increase was primarily attributable to the Company’s continuing business expansion, greater investment in sales and marketing activities, consolidation of Tansun, the customized solutions acquisition, and expansion of its operational infrastructure to support its publicly listed status. The difference between adjusted and GAAP operating expenses reflected US$0.7 million in share based compensation, US$1.0 million in amortization expenses, and US$1.8 million changes in fair value of contingent consideration incurred from the customized solutions acquisitions in 2009.

Operating Income and Operating Margin

Adjusted operating income1 in the fourth quarter 2010 increased 70.3% to US$12.8 million, from US$7.5 million in the fourth quarter 2009. U.S. GAAP operating income in the fourth quarter 2010 increased 67.0% to US$8.9 million as compared to US$5.3 million in the same period of the previous year. Adjusted operating margin1 was 21.3%, compared to 18.6% in the fourth quarter 2009. U.S. GAAP operating margin for the fourth quarter 2010 was 14.8%, compared to 13.2% in the year-earlier period.

Net Income Attributable to Camelot and Earnings Per Share

As a result of the foregoing, adjusted net income1 attributable to Camelot for the fourth quarter increased 66.0% to US$11.2 million from US$6.7 million in the fourth quarter 2009. U.S. GAAP net income attributable to Camelot for the quarter increased 60.0% to US$7.3 million from US$4.6 million in the fourth quarter 2009. Adjusted net margin1 was 18.6% in the fourth quarter

2010, compared to 16.7% in the same period of the previous year. U.S. GAAP net margin was 12.1% in the fourth quarter 2010, compared to 11.3% in the year-earlier period.

Fourth quarter 2010 adjusted diluted earnings per share1 was US$0.06, compared to adjusted diluted earnings per share of US$0.05 in the fourth quarter 2009. U.S. GAAP diluted earnings per share in the fourth quarter 2010 was US$0.04, compared to diluted earnings per share of US$0.03 in the year-earlier period. Fourth quarter 2010 adjusted diluted earnings per ADS2 was US$0.24, compared to adjusted diluted earnings per ADS2 of US$0.20 in the same period of the previous year. U.S. GAAP diluted earnings per ADS2 in the fourth quarter 2010 was US$0.15, and diluted earnings per ADS2 in the fourth quarter 2009 was US$0.13.

Cash and Cash Flow

As of December 31, 2010, the Company had US$140.4 million in cash and cash equivalents, an increase of US$31.4 million from September 30, 2010, derived mainly from the approximately US$19.9 million in net proceeds from the follow-on offering in December and the collection of receivables. Operating cash flow in the fourth quarter 2010 was approximately US$15 million.

FULL YEAR 2010 FINANCIAL RESULTS

Net Revenues

Net revenues for the full year 2010 increased 63.4% to US$192.9 million from US$118.0 million in 2009.

Net Revenues by Service Line

	Year ended December 31, 2010		Year ended December 31, 2009
	(in thousands, except percentage)
Enterprise application services	126,555	65.6%	79,423	67.3%
Financial industry IT services	66,308	34.4%	38,580	32.7%
Total net revenue	192,863	100.0%	118,003	100.0%

EAS revenues increased 59.3% year-over-year to US$126.6 million for the full year 2010, as Camelot’s strong client engagement enabled it to gain market share amid rapid expansion of the overall market. FIS revenues increased 71.9% year-over-year in 2010 to US$66.3 million due to a combination of strong organic growth and contributions from customized solutions providers Tansun and Agree acquired in 2009 (“customized solutions acquisitions”). EAS and FIS accounted for 65.6% and 34.4% of total net revenues, respectively, in 2010, as compared to 67.3% and 32.7%, respectively, in 2009, reflecting the implementation of the Company’s strategy to balance the contribution from the two service lines.

Gross Profit and Gross Margin

Adjusted gross profit1 increased 74.6% to US$63.9 million for the full year 2010, from US$36.6 million in 2009, as a result of broad-based revenue growth. U.S. GAAP gross profit was

US$62.0 million in 2010, compared to US$36.0 million in 2009. The difference between adjusted and GAAP gross profit represents US$1.9 million in share-based compensation and the amortization of intangible assets relating to the customized solutions acquisitions. Adjusted gross margin1 in 2010 improved to 33.1%, as compared to 31.0% in 2009, reflecting the shift towards higher-margin products and services in the Company’s business mix. U.S. GAAP gross margin for 2010 was 32.1%, compared to 30.5% in 2009.

Operating Expenses

Adjusted operating expenses1 were US$28.4 million in 2010, a 77.3% year-over-year increase compared to 2009. U.S. GAAP operating expenses increased 88.6% to US$39.4 million from US$20.9 million in 2009. The increase was mainly due to sustained business expansion, enhanced sales and marketing activities, consolidation of the customized solutions acquisitions, and expansion of its operational infrastructure to support its publicly listed status. The difference between adjusted and GAAP operating expenses reflected US$2.8 million in share based compensation, US$4.3 million in amortization expenses, and US$3.9 million changes in fair value of contingent consideration incurred from the customized solutions acquisitions in 2009.

Operating Income and Operating Margin

Adjusted operating income1 in 2010 increased 72.6% to US$35.7 million, from US$20.7 million in 2009. U.S. GAAP operating income increased 49.6% to US$22.8 million as compared to US$15.2 million in 2009. Adjusted operating margin1 for 2010 was 18.5%, compared to 17.5% in the previous year. U.S. GAAP operating margin for 2010 was 11.8%, compared to 12.9% in 2009.

Net Income Attributable to Camelot and Earnings Per Share

As a result of the foregoing, adjusted net income1 attributable to Camelot for 2010 increased 71.0% to US$31.5 million from US$18.4 million in 2009. U.S. GAAP net income attributable to Camelot for the full year increased 43.4% to US$18.6 million from US$13.0 million in 2009. Adjusted net margin1 was 16.3% in 2010, compared to 15.6% in 2009. U.S. GAAP net margin was 9.6%, compared to 11.0% in 2009.

Full year 2010 adjusted diluted earnings per share1 was US$0.19, compared to adjusted diluted earnings per share of US$0.14 in 2009. U.S. GAAP diluted earnings per share in 2010 was US$0.11, compared to diluted earnings per share of US$0.10 in 2009. Full year 2010 adjusted diluted earnings per ADS2 was US$0.76, compared to adjusted diluted earnings per ADS2 of US$0.55 in the previous year. U.S. GAAP diluted earnings per ADS2 in 2010 was US$0.45, compared to diluted earnings per ADS2 of US$0.39 in 2009.

Cash and Cash Flow

As of December 31, 2010, the Company had US$140.4 million in cash and cash equivalents, an increase of US$106.5 million from December 31, 2009, derived from the proceeds of US$93.8 million (net of underwriting commission) from our initial public offering in July and from the approximately US$19.9 million in net proceeds from the follow-on offering in December and the collection of receivables.  Operating cash flow for the full year 2010 was approximately US$11 million.

Days sales outstanding3 (“DSO”) was 145 for the fourth quarter 2010, an improvement from 151 in the fourth quarter 2009.

Employees

As of December 31, 2010, employee headcount totalled 3,718, including 3,162 information technology (IT) professionals, representing a 29.9% increase in total employees and a 28.9% increase in IT professionals as compared to December 31, 2009. In terms of IT professionals, EAS employee headcount was 1,801, and FIS employee headcount was 1,361, as of December 31, 2010.

BUSINESS AND OPERATIONAL HIGHLIGHTS

Follow-on public offering

Camelot sold a total of 8,234,236 American Depositary Shares (“ADSs”) in its follow-on public offering, which was completed in December 2010 with the full exercise of the over-allotment option. The offering consisted of 7,160,206 ADSs offered by certain pre-IPO investors and 1,074,030 ADSs offered by Camelot pursuant to the fully exercised over-allotment option at the offering price of US$19.50 per ADS. Camelot received net proceeds of approximately US$19.9 million.

FIRST QUARTER AND FULL YEAR 2011 GUIDANCE

First Quarter 2011

Camelot expects net revenues for the first quarter 2011 to be approximately US$50 million, representing a 41.6% increase from the first quarter 2010.

Camelot expects first quarter 2011 adjusted net income1 attributable to Camelot to be approximately US$4.5 million, representing a 31.1% increase from the first quarter 2010.

Camelot expects first quarter 2011 adjusted diluted earnings per share1 to be approximately US$0.02, based on 195.2 million weighted average ordinary shares outstanding. First quarter 2011 adjusted diluted earnings per ADS2 is expected to be approximately US$0.09 based on 48.8 million weighted average ADSs outstanding, compared to US$0.09 for the first quarter 2010.

Full Year 2011

The Company expects net revenues for the full year 2011 to be approximately US$250 million, representing a 29.6% increase from 2010.

The Company expects full-year 2011 adjusted net income1attributable to Camelot to be approximately US$42 million, representing a 33.3% increase from 2010.

_________________________
3  Calculated by dividing average accounts receivable, net of deferred revenue, by rolling gross revenue before business tax and related surcharges, and multiplying by 360 days. Rolling gross revenue is for the 12 months ended December 31, 2010.

The Company expects full-year 2011 adjusted diluted earnings per share1 to be approximately US$0.21, based on 198.6 million weighted average ordinary shares outstanding. The Company expects full-year 2011 adjusted diluted earnings per ADS2 to be approximately US$0.85 based on 49.7 million weighted average ADSs, compared to adjusted diluted earnings per ADS of US$0.76 in 2010.

CONFERENCE CALL INFORMATION

Camelot’s management will host a conference call on Friday, March 4, 2011 at 7:00 am (US Eastern) / 4:00 am (US Pacific) / 8:00 pm (Beijing / Hong Kong) to discuss the Company’s 2010 fourth quarter and full year financial results and recent business activities. The conference call may be accessed by calling:

US Toll / International	1 617 786 2901
US Toll free	800 299 7635
HK Toll	852 3002 1672
Hong Kong toll free	800 96 3844
South China toll free / China Telecom	10 800 130 0399
South China toll free / China Netcom	10 800 852 1490
North China toll free / China Telecom	10 800 152 1490
UK toll	44 207 365 8426
UK toll free	0808 234 7616

Passcode	Camelot

Please dial in approximately 10 minutes before the scheduled time of the call.

A replay of the conference call may be accessed by phone at the following numbers until Friday, March 11, 2011:

US Toll free	888 286 8010
US Toll / International	617 801 6888
Passcode	52405803

A live and archived webcast of the conference call will be available on the investor relations section of Camelot’s website at www.camelotchina.com .

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the unaudited consolidated financial statements presented in accordance with U.S. GAAP, Camelot uses the non-GAAP (“adjusted”) financial measures of gross profit and margin, operating expenses, operating income and margin, net income attributable to Camelot Information Systems Inc. and margin, and diluted earnings per share and diluted earnings per ADS, which are adjusted from results based on U.S. GAAP to exclude share-based compensation, acquisition-related intangible amortization, gain from extinguishment of liability, postponed initial public offering costs, and changes in fair value of contingent consideration. The non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. The non-GAAP financial measure should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of the non-GAAP financial measure may be different from the calculation used by other companies, and therefore comparability may be limited.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry IT services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China as measured by 2009 revenue and by number of SAP consultants as of December 31, 2009. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education. For more information about Camelot Information Systems Inc., please visit www.camelotchina.com.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2011 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. Camelot may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Camelot’s anticipated growth strategies; Camelot’s future business development, results of operations and financial condition; expected changes in the Company’s revenues and certain cost or expense items; Camelot’s ability to attract customers and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks is included in Camelot’s filings with the SEC. All information provided in this press release and in the attachments is as of March 4, 2011, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Camelot Information Systems Inc. Gordon Lau, Chief Financial Officer Tel: +86 10 8201 9008 Email: investors@camelotchina.com	Camelot Information Systems Inc. Jojo Guo, Investor Relations Manager Tel: +1 646 371 6533 Email: investors@camelotchina.com
Investor Relations (Hong Kong) Mahmoud Siddig Taylor Rafferty Tel: +852 3196 3712 Email: camelot@taylor-rafferty.com	Investor Relations (US) Kelly Gawlik Taylor Rafferty Tel: +1 212 889 4350 Email: camelot@taylor-rafferty.com

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidation Balance Sheets (Unaudited)
(US Dollars in thousands, except share data)

	December 31,	December 31,
	2010	2009
Assets
Current assets
Cash and cash equivalents	140,356	33,820
Restricted cash	6,932	2,372
Billed account receivable	43,072	21,026
Unbilled account receivable	62,624	47,188
Term deposits	160	299
Other current assets	14,073	9,052
Total current assets	267,217	113,757
Property and equipment, net	4,680	4,119
Goodwill and other intangible assets	67,860	71,718
Other long-term assets	1,708	1,673
Total assets	341,465	191,267

Liabilities and shareholders' equity
Current liabilities
Consideration payable in connection with business acquisitions	15,594	14,239
Other current liabilities	64,442	42,906
Total current liability	80,036	57,145
Contingent consideration in relation to acquisition	2,307	12,820
Other non-current liabilities	5,845	5,345
Total liabilities	88,188	75,310
Shareholders' equity (a)	253,277	115,957
Total liabilities and shareholders' equity	341,465	191,267

Notes:
(a) As of December 31, 2010, there were 179,610,128 ordinary shares issued and outstanding.

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Operations (Unaudited)
(US dollars in thousands, except per share data)

	Three months ended December 31		Year ended December 31
	2010	2009	2010	2009
Net revenue	60,011	40,190	192,863	118,003
Cost of revenues(1)(2)	(39,688)	(28,657)	(130,862)	(81,976)
Gross profit	20,323	11,533	62,001	36,027
Selling and marketing(1)(2)	(2,790)	(1,960)	(11,138)	(6,199)
General and administrative(1)	(5,843)	(3,625)	(21,605)	(12,627)
Research and development costs	(1,154)	(85)	(2,741)	(1,496)
Changes in fair value of contingent
consideration for acquisition	(1,772)	(549)	(3,880)	(549)
Total operating expense	(11,559)	(6,219)	(39,364)	(20,871)
Government Subsidies	123	8	123	56
Income from operations	8,887	5,322	22,760	15,212
Interest expenses	(142)	(46)	(475)	(96)
Interest income	248	30	498	118
Gain on short-term investment	-	-	-	44
Income before provisions for income tax	8,993	5,306	22,783	15,278
Income tax expense	(1,645)	(778)	(4,100)	(2,241)
Net Income	7,348	4,528	18,683	13,037
Noncontrolling interest	(67)	23	(86)	(71)
Net Income attributable to Parent Co.	7,281	4,551	18,597	12,966

Earnings per shares
Basic-ordinary shares	0.04	0.03	0.12	0.10
Basic-Series A convertible preferred shares	-	0.03	0.12	0.10
Basic-Series B convertible preferred shares	-	0.03	0.12	0.10
Diluted-ordinary shares	0.04	0.03	0.11	0.10

Weighted average shares outstanding
Basic-ordinary shares	176,294,644	84,440,994	128,663,415	82,035,859
Basic-Series A convertible preferred shares	-	44,055,018	24,381,133	44,055,018
Basic-Series B convertible preferred shares	-	4,019,328	2,224,395	4,019,328
Diluted-ordinary shares	189,929,087	135,897,396	165,258,030	133,017,168

(1) Includes the following amounts of share-based compensation expenses for the periods indicated

	Three months ended December 31		Year ended December 31
	2010	2009	2010	2009
Cost of revenues	28	41	136	147
Selling and marketing	156	51	354	158
General and administrative	532	286	2,434	938
Total share-based compensation expenses	716	378	2,924	1,243

(2)Includes the following amounts of amortization expense related to intangible assets acquired for business combination for the periods indicated
	Three months ended December 31		Year ended December 31
	2010	2009	2010	2009
Cost of revenues	370	199	1,776	440
Selling and marketing	1,034	1,055	4,332	3,224
Total acquisition-related intangible amortization expenses	1,404	1,254	6,108	3,664

(3)The following table sets forth the reconciliation of our adjusted net income attributable to Camelot Information Systems Inc. to the U.S. GAAP net income attributable to Camelot Information Systems Inc.

	Three months ended December 31		Year ended December 31
	2010	2009	2010	2009
Net income attributable to Camelot Information Systems Inc. (U.S. GAAP)	7,281	4,551	18,597	12,966
Share-based compensation	716	378	2,924	1,243
Acquisition-related intangible amortization	1,404	1,254	6,108	3,664
Changes in fair value of contingent consideration	1,772	549	3,880	549
Total adjusted amounts	3,892	2,181	12,912	5,456
Adjusted net income attributable to Camelot Information Systems Inc.	11,173	6,732	31,509	18,422

CAMELOT INFORMATION SYSTEMS INC.
Reconciliations of Adjusted Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data and percentage)

		Three months ended December 31, 2010				Three months ended December 31, 2009
		GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted
Cost of revenues		39,688	(398)	(a)	39,290	28,657	(240)	(a)	28,417
Operating expenses		11,559	(3,494)	(a)	8,065	6,219	(1,941)	(a)	4,278
Operating income		8,887	3,892	(a)	12,779	5,322	2,181	(a)	7,503
Net income	(d)	7,281	3,892	(a)	11,173	4,551	2,181	(a)	6,732
Net gross margin		33.9%	0.6%	(b)	34.5%	28.7%	0.6%	(b)	29.3%
Net operating margin		14.8%	6.5%	(a)	21.3%	13.2%	5.4%	(a)	18.6%
Net margin		12.1%	6.5%	(a)	18.6%	11.3%	5.4%	(a)	16.7%
Diluted EPS		$0.04	$0.02	(c)	$0.06	$0.03	$0.02	(c)	$0.05

		Year ended December 31, 2010				Year ended December 31, 2009
		GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted
Cost of revenues		130,862	(1,912)	(a)	128,950	81,976	(587)	(a)	81,389
Operating expenses		39,364	(11,000)	(a)	28,364	20,871	(4,869)	(a)	16,002
Operating income		22,760	12,912	(a)	35,672	15,212	5,456	(a)	20,668
Net income	(d)	18,597	12,912	(a)	31,509	12,966	5,456	(d)	18,422
Net gross margin		32.1%	1.0%	(b)	33.1%	30.5%	0.5%	(b)	31.0%
Net operating margin		11.8%	6.7%	(a)	18.5%	12.9%	4.6%	(a)	17.5%
Net margin		9.6%	6.7%	(a)	16.3%	11.0%	4.6%	(a)	15.6%
Diluted EPS		$0.11	$0.08	(c)	$0.19	$0.10	$0.04	(c)	$0.14

_______________________________________________ Notes:
(a) The non-GAAP adjustments include share-based compensation expenses and amortization expense related to intangible assets acquired for business acquisition, where were presented in the notes (1) and (2) below Condensed Consolidated Statements of Operations (Unaudited) for the reconciliation process.

(b) Adjustment to exclude acquisition-related intangible assets amortization expense and share-based compensation recorded in cost of sales, $398, $240, $1,912 and $587 for three-months period ended December 31, 2010 and 2009, year ended December 31, 2010 and 2009.

(c) Adjusted diluted EPS is computed by dividing adjusted net income attributable to Camelot Information Systems Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

(d) Net income refers to net income attributable to Camelot.

CAMELOT INFORMATION SYSTEMS INC.
Quarterly Data Sheet
Net Revenues by Service Line by Quarter
(US Dollars in Thousands)	10Q4	09Q4	FY10	FY09	FY08
Enterprise application services	37,756	26,203	126,555	79,423	65,266
Financial industry IT services	22,255	13,987	66,308	38,580	25,506
Total net revenues	60,011	40,190	192,863	118,003	90,772

(As % of Total Net Revenue)
Enterprise application services	62.9%	65.2%	65.6%	67.3%	71.9%
Financial industry IT services	37.1%	34.8%	34.4%	32.7%	28.1%
Total net revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Net Revenues by Service Line by latest 6 Quarter
(US Dollars in Thousands)	10Q4	10Q3	10Q2	10Q1	09Q4	09Q3
Enterprise application services	37,756	34,854	28,940	25,005	26,203	23,569
Financial industry IT services	22,255	18,616	15,130	10,307	13,987	10,574
Total net revenues	60,011	53,470	44,070	35,312	40,190	34,143

(As % of Total Net Revenue)
Enterprise application services	62.9%	65.2%	65.7%	70.8%	65.2%	69.0%
Financial industry IT services	37.1%	34.8%	34.3%	29.2%	34.8%	31.0%
Total net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Net Revenues by Industry Verticals
(As % of Total Net Revenue)	10Q4	09Q4	FY10	FY09	FY08
Financial services .	39.7%	37.4%	36.2%	35.0%	30.2%
Resources and energy	19.0%	27.1%	21.5%	23.9%	18.0%
Manufacturing and automobile	21.4%	22.2%	17.6%	17.1%	15.1%
Technology	7.3%	3.3%	10.8%	10.3%	14.7%
Others	12.6%	10.0%	13.8%	13.7%	22.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Net Revenues by Geographic Markets
(As % of Total Net Revenue)	10Q4	09Q4	FY10	FY09	FY08
PRC and Taiwan	93.8%	90.3%	91.1%	89.4%	85.0%
Others	6.2%	9.7%	8.9%	10.6%	15.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Net Revenues by Customer Concentration
(As % of Total Net Revenue)	10Q4	09Q4	FY10	FY09	FY08
Single largest	26.2%	29.4%	33.7%	31.6%	31.6%
Five largest	44.5%	48.3%	48.2%	49.0%	48.4%
Ten largest .	56.6%	59.1%	59.9%	63.0%	64.6%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camelot Information Systems Inc.

By:	/s/ Yiming MA
Name:	Yiming MA
Title:	Chief Executive Officer

Date: March 8, 2011